Harbor BioSciences, Inc.

9191 Towne Center Drive, Suite 409

San Diego, California 92122

August 31, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Harbor BioSciences, Inc.

Preliminary Proxy Statement

Filed August 17, 2011

File No. 001-34584

Ladies and Gentlemen:

Harbor BioSciences, Inc., a Delaware corporation (the “Company”) hereby respectfully submits its responses to the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) comments made by letter dated August 25, 2011, relating to the Company’s preliminary proxy statement filed with the SEC on Schedule 14A on August 17, 2011 (File No. 001-34584) (the “Proxy Statement”).

The Company’s response is keyed to the numbered paragraph that corresponds to the comment made by the Staff in the letter dated August 17, 2011. The response is preceded by a reproduction of the Staff comment.

Proxy Card

1.	Rule 14a-4(a)(3) as promulgated under the Securities Exchange Act of 1934 requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” See also SEC September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) as guidance. Accordingly, please revise your proxy card to “unbundle” each of the seven enumerated items contained in Proposal No. 2, as listed on page 47, to ensure that shareholders may vote on each amendment to the company’s Restated Certificate separately. Also, please revise your disclosure in the proxy statement itself to divide the seven bulleted items of Proposal No. 2 into separately enumerated proposals. Your revised disclose should also address the extent to which the adoption of any one proposal is conditional upon another.

Company Response No. 1: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the proxy card attached to the Proxy Statement to unbundle the

Securities and Exchange Commission

August 31, 2011

seven enumerated items contained in Proposal No. 2 to allow the Company’s stockholders to vote on each amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) separately. The Company further advises the Staff that it will similarly revise the disclosure in the Proxy Statement to divide the seven enumerated amendments to the Restated Certificate currently contained in Proposal No. 2 into seven separate proposals on which the Company’s stockholders may vote. A marked copy of the Proxy Statement showing the changes made in response to the Staff comment has been provided for your ease of review.

The Company acknowledges that:

(a)	Staff comments or changes to disclosure in response to Staff comments on the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement filing;

(b)	the Company is responsible for the accuracy and adequacy of the disclosure in the Proxy Statement; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

If you have any questions regarding the responses set forth herein or require additional information, please contact the Company’s outside legal counsel, Ryan C. Wilkins, Esq., by telephone at (949) 725-4115, by facsimile at (949) 823-5115, or by email at rwilkins@sycr.com.

Sincerely,

/s/ Robert W. Weber
Robert W. Weber
Chief Financial Officer